

Mail Stop 3233

October 12, 2017

Via E-mail
Mr. Brendan T. Cavanagh
Chief Financial Officer
SBA Communications Corporation
8051 Congress Avenue
Boca Raton, FL 33487

> **Re: SBA Communications Corporation**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 001-16853**

Dear Mr. Cavanagh:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities